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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-L(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                              (Amendment No. ___)*

                             Genomic Solutions Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                    37243R109
             -----------------------------------------------------
                                 (CUSIP number)

                            Harvard Bioscience, Inc.
                                Attn: David Green
                              84 October Hill Road
                               Holliston, MA 01746
                                 (508) 893-8999
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   (Name, address and telephone number of person authorized to receive notices and communications)

                                  July 17, 2002
             -----------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               (Page 1 of 9 Pages)

--------------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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     CUSIP NO. 37243R109              13D              PAGE 2 OF 9 PAGES
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1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Harvard Bioscience, Inc.
           04-3306140
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2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                        (b)  |_|
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3.         SEC USE ONLY

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4.         SOURCE OF FUNDS*

           Not Applicable
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5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                 |_|

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6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
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     NUMBER OF               7.       SOLE VOTING POWER
       SHARES                         See response to Item 5
   BENEFICIALLY              ---------------------------------------------------
   OWNED BY EACH             8.       SHARED VOTING POWER
     REPORTING                        See response to Item 5
    PERSON WITH              ---------------------------------------------------
                             9.       SOLE DISPOSITIVE POWER   0
                             ---------------------------------------------------
                             10.      SHARED DISPOSITIVE POWER        0
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11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See response to Item 5
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12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|

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13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           37.7%
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14.        TYPE OF REPORTING PERSON*

           CO
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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     CUSIP NO. 37243R109              13D              PAGE 3 OF 9 PAGES
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ITEM 1.  SECURITY AND ISSUER.

         The class of equity security to which this statement on Schedule 13D (the "Schedule 13D") relates is the common stock, par value $.001 per share (the "Common Stock"), of Genomic Solutions Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 4355 Varsity Drive, Ann Arbor, Michigan 48108.

       This filing of the Schedule 13D is not, and should not be deemed to be, an admission that the Schedule 13D or that any Amendment thereto is required to be filed.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (b) and (c) This statement is filed by Harvard Bioscience, Inc., a Delaware corporation with its principal place of business and executive office at 84 October Hill Road, Holliston, Massachusetts 01746 ("HBIO").

         Attached hereto as SCHEDULE I is a list of the directors and executive officers of HBIO which contains the following information with respect to each such person:

(i)    name;
(ii)   business address; and
(iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         To the knowledge of HBIO, no such person is a controlling stockholder of HBIO.

         (d) and (e) During the past five years or since its inception, neither HBIO nor, to the knowledge of HBIO, any executive officer or director of HBIO, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in HBIO or any executive officer or director of HBIO being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) To the knowledge of HBIO, other than David Green, who is a citizen of the United Kingdom, each person identified in Schedule I hereto is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As described in Items 4 and 5 below, HBIO has been given a proxy with respect to, but has not purchased, shares of Common Stock of the Company. HBIO has not expended any funds in connection therewith.


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     CUSIP NO. 37243R109              13D              PAGE 4 OF 9 PAGES
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ITEM 4.  PURPOSE OF TRANSACTIONS.

         On July 17, 2002, HBIO, HAG Acq. Corp., a Delaware corporation and a wholly-owned subsidiary of HBIO ("MergerCo"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the Company will be merged with and into MergerCo (the "Merger").

         As a result of the Merger, all of the outstanding shares of the Company's Common Stock will be converted into the right to receive an aggregate of $9,000,000 in cash and 3,200,000 shares of common stock, par value $0.01 per share, of HBIO. The Merger, which has been approved by the boards of directors of each company, is subject to customary closing conditions and regulatory approvals, as well as the approval of the stockholders of the Company.

         In connection with the Merger Agreement, HBIO entered into Voting Agreements with each of the stockholders of the Company listed on SCHEDULE II hereto (collectively, the "Stockholders") pursuant to which the Stockholders (i) agreed to restrict their ability to transfer or dispose of their shares of Common Stock of the Company (the "Shares"), (ii) agreed to vote their Shares in such manner as will facilitate the transactions set forth in the Merger Agreement and (iii) granted to HBIO an irrevocable proxy to vote the Shares with respect to matters necessary to approve and consummate the Merger. HBIO required the Stockholders to enter into the Voting Agreements as an indication of their support for the Merger and their willingness to vote their Shares in favor of the Merger at the meeting of the Company's stockholders at which approval of the Merger will be considered.

         Upon consummation of the Merger, the Company shall be merged with and into MergerCo, the separate corporate existence of the Company shall cease and the certificate of incorporation and bylaws of MergerCo as in effect on the effective date of the Merger shall be the certificate of incorporation and bylaws of the surviving corporation.

         As a result of the Merger, HBIO expects that the Company will request that the Common Stock be delisted from The Nasdaq National Market and that the Company will file a Form 15 terminating registration of the Common Stock pursuant to the Securities Exchange Act of 1934, as amended.

         The Merger Agreement and the Voting Agreements may each have the effect of impeding the acquisition of control of the Company by any person other than HBIO.

         Except as set forth above or in Item 5, HBIO does not have any plans or proposals concerning the Company with respect to the matters set forth in subparagraphs (a) through (j) of Item 4 of this Schedule.


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     CUSIP NO. 37243R109              13D              PAGE 5 OF 9 PAGES
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As a result of the Voting Agreements, HBIO has sole power to control the vote of the Shares on the matters related to the Merger, but has no voting power with respect to any other matters. More specifically, pursuant to the Voting Agreements, HBIO has the sole power to vote, and may be deemed to be the beneficial owner of an aggregate of 11,774,882 shares of the Company's Common Stock, representing approximately 37.7% of the outstanding shares of the Company's Common Stock outstanding. This percentage is based upon 31,257,198 outstanding shares of the Company's Common Stock as listed in the Company's capitalization representation and warranty set forth in the Merger Agreement. HBIO has no power to dispose of the Shares.

         As discussed in Item 4, HBIO required the Stockholders to enter into the Voting Agreements as an indication of their support for the Merger and their willingness to vote their Shares in favor of the Merger. More specifically, the Stockholders agreed to vote their Shares (and the proxy described above gives HBIO the right to vote the Shares to which it applies) (i) in favor of approval of approval of the Merger Agreement and the Merger and any matter necessary for consummation of the Merger and (ii) against (x) approval of any Acquisition Proposal (as defined in the Merger Agreement), (y) any proposal for any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which could result in any of the conditions of the Company's obligations under the Merger Agreement not being fulfilled and (z) any action which could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect consummation of the transactions contemplated by the Merger Agreement. To the best knowledge of HBIO, no person referenced in Item 2 beneficially owns any shares of the Company's Common Stock.

         (c) Neither HBIO nor, to the knowledge of HBIO, any person named in
SCHEDULE I hereto has effected any transactions in the Company's Common Stock in the past sixty (60) days.

         (d) To HBIO's knowledge, the Stockholders each have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the Shares owned by them. To HBIO's knowledge, other than J.P. Morgan Partners SBIC, LLC, which owns 15.4%, Matthew Mackowski, who owns 5.9%, American HealthCare Fund II, which owns 5.9%, and Thomas Tisone, who owns 5.6%; no other Stockholder owns more than 5% of the Company's Common Stock.

         (e)  Not applicable.


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     CUSIP NO. 37243R109              13D              PAGE 6 OF 9 PAGES
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

         The description of the Merger Agreement and the Voting Agreements and the Merger in Items 4 and 5 above are incorporated herein by reference. Other than the Merger Agreement and the Voting Agreements, to the best knowledge of HBIO, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities referenced in Item 2 or between such persons or entities and any other person or entity with respect to the securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits to this Schedule 13D:

         Exhibit 1. Form of Voting Agreement, incorporated by reference to HBIO's Current Report on Form 8-K, filed July 19, 2002.

         Exhibit 2. Agreement and Plan of Merger dated July 17, 2002, incorporated by reference to HBIO's Current Report on Form 8-K, filed July 19, 2002.


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     CUSIP NO. 37243R109              13D              PAGE 7 OF 9 PAGES
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                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

       EXECUTED as a sealed instrument this 29th day of July, 2002.

                                              Harvard Bioscience, Inc.


                                               By:  /s/ David Green
                                                    ----------------------------
                                                    Name:  David Green
                                                    Title:  President


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     CUSIP NO. 37243R109              13D              PAGE 8 OF 9 PAGES
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                                   SCHEDULE I
                                   ----------


CHANE GRAZIANO, Chief Executive Officer, Secretary and Director of Harvard Bioscience, Inc.
84 October Hill Road
Holliston, Massachusetts 01746

DAVID GREEN, President and Director of Harvard Bioscience, Inc.
84 October Hill Road
Holliston, Massachusetts 01746

SUSAN M. LUSCINSKI, Chief Financial Officer and Treasurer of
Harvard Bioscience, Inc.
84 October Hill Road
Holliston, Massachusetts 01746

MARK A. NORIGE, Chief Operating Officer of Harvard Bioscience, Inc. 84 October Hill Road
Holliston, Massachusetts 01746

ROBERT A. DISHMAN, Director of Harvard Bioscience, Inc.
Serenex, Inc., Chief Executive Officer and President
323 Foster Street
Durham, North Carolina 27701

CHRISTOPHER W. DICK, Director of Harvard Bioscience, Inc.
Ascent Venture Management, Inc., Managing Director
255 State Street, 5th Floor
Boston, Massachusetts 02109

JOHN F. KENNEDY, Director of Harvard Bioscience, Inc.
RSA Security, Inc.
174 Middlesex Turnpike
Bedford Woods, Bldg. #3, 4th Floor
Bedford, Massachusetts 01730

RICHARD C. KLAFFKY, JR., Director of Harvard Bioscience, Inc.
FINEC Corp., President
100 Pearl Street
Hartford, Connecticut 06103

EARL R. LEWIS, Director of Harvard Bioscience, Inc.
FLIR Systems, Inc., Chairman, Chief Executive Officer and President 16 Esquire Road
Billerica, Massachusetts 01862


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     CUSIP NO. 37243R109              13D              PAGE 9 OF 9 PAGES
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                                   SCHEDULE II
                                   -----------


AMERICAN HEALTHCARE FUND II
Shares of Genomic Solutions Inc. Common Stock beneficially owned: 1,846,694

ANDREW A. JAKIMCIUS
Shares of Genomic Solutions Inc. Common Stock beneficially owned: 43,870

JP MORGAN PARTNERS (SBIC), LLC
Shares of Genomic Solutions Inc. Common Stock beneficially owned: 4,825,435

MATTHEW MACKOWSKI
Shares of Genomic Solutions Inc. Common Stock beneficially owned: 1,858,461

DANIEL MITCHELL
Shares of Genomic Solutions Inc. Common Stock beneficially owned: 0

STEVEN RICHVALSKY
Shares of Genomic Solutions Inc. Common Stock beneficially owned: 91,571

ROBERT G. SHEPLER
Shares of Genomic Solutions Inc. Common Stock beneficially owned: 623,802

THOMAS TISONE
Shares of Genomic Solutions Inc. Common Stock beneficially owned: 1,754,208

DAMION E. WICKER, PHD.
Shares of Genomic Solutions Inc. Common Stock beneficially owned: 0

JEFFREY S. WILLIAMS
Shares of Genomic Solutions Inc. Common Stock beneficially owned: 730,841